SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*



                         SHOE CARNIVAL, INC.
                         (Name of Issuer)


                COMMON STOCK, WITHOUT PAR VALUE
                  (Title of Class of Securities)


                          824889 10 9
                          (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))


                        Page 1 of 11 Pages

CUSIP No.  824889 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     J. Wayne Weaver

2.   Check the appropriate box if a member of a group

     [  ] a
     [X] b

3.


4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power

     2,000,000 shares

6.   Shared Voting Power

     833,230 shares

7.   Sole Dispositive Power

     2,000,000 shares

8.   Shared Dispositive Power

     833,230 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,833,230 shares{(1)}

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

__________________

(1)   Includes 2,000,000 shares owned by Mr. Weaver's spouse.


                        Page 2 of 11 Pages

11.  Percent of Class Represented by Amount in Row 9

     37.1%

12.  Type of Reporting Person

     IN


                        Page 3 of 11 Pages

CUSIP No.  824889 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Delores B. Weaver

2.   Check the appropriate box if a member of a group

     [  ] a
     [X] b

3.


4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power

     2,000,000 shares

6.   Shared Voting Power

     833,230 shares

7.   Sole Dispositive Power

     2,000,000 shares

8.   Shared Dispositive Power

     833,230 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,833,230 shares{(1)}

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

__________________

(1)   Includes 2,000,000 shares owned by Mrs. Weaver's spouse.


                        Page 4 of 11 Pages

11.  Percent of Class Represented by Amount in Row 9

     37.1%

12.  Type of Reporting Person

     IN

                        Page 5 of 11 Pages

CUSIP No.  824889 10 9
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Arthur G. Potts, Jr., Trustee

2.   Check the appropriate box if a member of a group

     [  ] a
     [X] b

3.

4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power

     0 shares

6.   Shared Voting Power

     0 shares

7.   Sole Dispositive Power

     0 shares

8.   Shared Dispositive Power

     0 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0 shares

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9

     0%

12.  Type of Reporting Person

     00
                        Page 6 of 11 Pages

ITEM 1(A).NAME OF ISSUER.

          Shoe Carnival, Inc.

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          8233 Baumgart Road
          Evansville, Indiana 47711

ITEM 2(A).NAME OF PERSON FILING.

          (i)  J. Wayne Weaver
          (ii) Delores B. Weaver
          (iii)Arthur G. Potts, Jr., Trustee

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          (i)  J. Wayne Weaver
               8233 Baumgart Road
               Evansville, Indiana 47711

          (ii) Delores B. Weaver
               8233 Baumgart Road
               Evansville, Indiana 47711

          (iii)Arthur G. Potts, Jr., Trustee
               Two Stamford Plaza
               10th Floor, P.O. Box 1214
               Stamford, Connecticut 06904-1214

ITEM 2(C).CITIZENSHIP.

          (i)  United States of America
          (ii) United States of America
          (iii)United States of America

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

          Common Stock, without par value

ITEM 2(E).CUSIP NUMBER.

          824889 10 9

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

          Not Applicable

ITEM 4.OWNERSHIP.


ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

          (i)  J. Wayne Weaver - 4,833,230 shares{(1)}
          (ii) Delores B. Weaver - 4,833,230 shares{(2)}
          (iii)Arthur G. Potts, Jr., Trustee - 0 shares

ITEM 4(B).PERCENT OF CLASS:

          (i)  J. Wayne Weaver - 37.1%
          (ii) Delores B. Weaver - 37.1%
          (iii)Arthur G. Potts, Jr., Trustee - 0%

ITEM 4(C).NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or direct the vote:

               (i)  J. Wayne Weaver - 2,000,000 shares
               (ii) Delores B. Weaver - 2,000,000 shares
               (iii)Arthur G. Potts, Jr., Trustee - 0 shares

          (ii) shared power to vote or to direct the vote:

               (i)  J. Wayne Weaver - 833,230 shares
               (ii) Delores B. Weaver - 833,230 shares
               (iii)Arthur G. Potts, Jr., Trustee - 0 shares

          (iii)sole power to dispose or to direct the disposition of:

               (i)  J. Wayne Weaver - 2,000,000 shares
               (ii) Delores B. Weaver - 2,000,000 shares
               (iii)Arthur G. Potts, Jr., Trustee - 0 shares

__________________

(1)   Includes 2,000,000 shares owned by Mr. Weaver's spouse.
(2)   Includes 2,000,000 shares owned by Mrs. Weaver's spouse.


                        Page 7 of 11 Pages

          (iv) shared power to dispose or to direct the disposition of:

               (i)  J. Wayne Weaver - 833,230 shares
               (ii) Delores B. Weaver - 833,230 shares
               (iii)Arthur G. Potts, Jr., Trustee - 0 shares

ITEM 5.OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          The trust for which Mr. Potts was a trustee was terminated on January 1, 1996, and the shares have been distributed to the beneficiaries. At this time, none of the trust beneficiaries own more than five percent of the shares of Shoe Carnival, Inc.

ITEM 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.CERTIFICATION.

          Not Applicable


                        Page 8 of 11 Pages

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1997       /s/ J. Wayne Weaver
                              J. Wayne Weaver


                        Page 9 of 11 Pages

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February __, 1997
                              Delores B. Weaver


                        Page 10 of 11 Pages

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February ____, 1997
                              Arthur G. Potts, Jr., Trustee

                        Page 11 of 11 Pages